January 21, 2025

Teck Lim Chia
Chief Executive Officer
CBL International Ltd
Level 23-2 Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

       Re: CBL International Ltd
           Registration Statement on Form F-3
           Filed January 10, 2025
           File No. 333-284228
Dear Teck Lim Chia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kathleen L. Deutsch